Exhibit 99.1

NICE Reports Second Quarter 2014 Non-GAAP revenue of $239 Million and
Non-GAAP EPS of $0.57

Ra’anana, Israel, July 30, 2014 - NICE Systems (NASDAQ: NICE) today announced results for the second quarter ended June 30, 2014.

“I’m pleased to report revenues of $239 million for the second quarter of 2014.  During the quarter, we continued to see strong demand for our analytic applications from both existing and new customers,” said Barak Eilam, CEO of NICE.

Mr. Eilam continued, “We continue to execute on our short and long term initiatives which include: focusing on driving innovation with clear value to our customers, further defining NICE’s long-term growth strategy, reviewing our operational model, and committing to flawless execution that will drive growth in an efficient, effective, and profitable manner. As we step into the second half of the year, we believe that our robust pipeline, solid execution, the demand we see for our new products, and our market opportunities position us well for a strong finish to the year.”

Dividend Declaration

The company declared a cash dividend for the second quarter of 2014 of $0.16 per share. The record date will be August 12th, 2014 and the payment date will be August 26th, 2014. Tax will be withheld at a rate of 15%.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2014 non-GAAP total revenues were $239.3 million, up 6.3% from $225.2 million for the second quarter of 2013.

Gross Profit: Second quarter 2014 non-GAAP gross profit and non-GAAP gross margin were $156.0 million and 65.2%, respectively, compared to $150.6 million and 66.9%, respectively, for the second quarter of 2013.

Operating Income: Second quarter 2014 non-GAAP operating income and non-GAAP operating margin were $41.1 million and 17.2%, respectively, compared to $43.8 million and 19.4%, respectively, for the second quarter of 2013.

Net Income: Second quarter 2014 non-GAAP net income and non-GAAP net margin were $34.7 million and 14.5%, respectively, compared to $37.5 million and 16.7%, respectively, for the second quarter of 2013.

Fully Diluted Earnings per Share: Second quarter 2014 non-GAAP fully diluted earnings per share reached $0.57, compared to $0.61 for the second quarter of 2013.

GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2014 total revenues increased 6.3% to $239.0 million compared to $224.9 million for the second quarter of 2013.

Gross Profit: Second quarter 2014 gross profit and gross margin were to $144.9 million and 60.6%, respectively, compared to $138.9 million and 61.8%, respectively, for the second quarter of 2013.

Operating Income: Second quarter 2014 operating income and operating margin were $12.2 million and 5.1%, respectively, compared to $19.3 million and 8.6%, respectively, for the second quarter of 2013.

Net Income: Second quarter 2014 net income and net margin were $10.4 million and 4.3%, respectively, compared to $17.0 million and 7.5%, respectively, for the second quarter of 2013.

Fully Diluted Earnings per Share: Fully diluted earnings per share for the second quarter of 2014 were $0.17 compared to $0.27 for the second quarter of 2013.

Operating Cash Flow and Cash Balance: Second quarter 2014 operating cash flow was $25.9 million. In the second quarter, $22.7 million was used for share repurchases and $9.6 million for dividends. As of June 30, 2014, total cash and cash equivalents, and short and long term investments were $462 million, with no debt.

Third Quarter and Full Year 2014 Guidance:

Third Quarter 2014: Third quarter 2014 non-GAAP total revenues are expected to be in a range of $240 million to $248 million. Third quarter 2014 non-GAAP fully diluted earnings per share are expected to be in a range of $0.59 to $0.67

Full Year 2014: Full year 2014 non-GAAP total revenues are expected to be in a range of $995 million to $1,025 million. Full year 2014 non-GAAP fully diluted earnings per share are expected to be in a range of $2.68 to $2.80.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, July 30th, 2014 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 249 317 29.  Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 2 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 45565530.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, restructuring expenses, share-based compensation, certain business combination accounting entries, and tax adjustments re Non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The intangible assets created in the acquisitions of Merced are preliminary and subject to further review and completion of valuation analyses.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.